UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Castlight Health, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.0001

(Title of Class of Securities)

14862Q 10 0

(CUSIP Number)

Steve Wolosky, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 13, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14862Q 10 0

1	NAME OF REPORTING PERSON

Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,082,505
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,082,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,082,505
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IA

2

CUSIP No. 14862Q 10 0

1	NAME OF REPORTING PERSON

William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		337,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,082,505
PERSON WITH	9	SOLE DISPOSITIVE POWER

337,064
	10	SHARED DISPOSITIVE POWER

7,082,505
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,419,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

HC

3

CUSIP No. 14862Q 10 0

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

The final paragraph of Item 2(a) is hereby amended and restated to read as follows:

Set forth on Schedule A annexed to this Amendment No. 2 (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers of Raging Capital. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 7,082,505 Shares owned directly by Raging Master is approximately $9,870,139, including brokerage commissions.  Such Shares were acquired with the working capital of Raging Master.

The aggregate purchase price of the 337,064 Shares beneficially owned directly by Mr. Martin is approximately $234,890, including brokerage commissions.  Such Shares were acquired with personal funds.

Raging Master effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 118,751,393 Shares outstanding as of November 3, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 6, 2020.

4

CUSIP No. 14862Q 10 0

As of the close of business on February 3, 2021, each of Raging Capital and William C. Martin may be deemed to beneficially own the 7,082,505 Shares, constituting approximately 6.0% of the Shares outstanding, held by Raging Master by virtue of their relationships with Raging Master discussed in further detail in Item 2. As of the close of business on February 3, 2021, Mr. Martin also directly beneficially owns an additional 337,064 Shares which, together with the Shares held by Raging Master, constitutes approximately 6.2% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own. Without limiting the foregoing sentence, Raging Master specifically disclaims beneficial ownership of the securities of the Issuer held by it by virtue of its inability to vote or dispose of such securities as a result of the IMA.

(b)       Raging Capital and William C. Martin may be deemed to share the power to vote and dispose of the Shares held by Raging Master. Mr. Martin has the power to vote and dispose of the Shares he directly beneficially owns.

(c)       Schedule B annexed hereto lists all transactions in the Shares during the past sixty days by the Reporting Persons. All of such transactions were effected in the open market.

5

CUSIP No. 14862Q 10 0

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 2021	Raging Capital Management, LLC

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin

6

CUSIP No. 14862Q 10 0

SCHEDULE A

Executive Officers of Raging Capital Management, LLC

Name and Position	Present Principal Occupation	Business Address
William C. Martin, Chairman, Chief Investment Officer and Managing Member	Chairman, Chief Investment Officer and Managing Member of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553
Frederick C. Wasch, Chief Financial Officer(1)	Chief Financial Officer of Raging Capital Management, LLC	c/o Raging Capital Management, LLC Ten Princeton Avenue, P.O. Box 228 Rocky Hill, New Jersey 08553

_______________________

(1) As of the close of business on February 3, 2021, Mr. Wasch may be deemed to beneficially own 29,085 Shares, including Shares held by his spouse. The aggregate purchase price of such Shares is approximately $24,360. Such Shares were purchased with personal funds. There were no transactions in the Shares by Mr. Wasch or his spouse during the past sixty days.

CUSIP No. 14862Q 10 0

SCHEDULE B

Transactions in the Shares of the Issuer During the Past 60 Days

Class of Security	Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RAGING CAPITAL MASTER FUND, LTD.

Common Stock	(164,629)	1.5417	12/28/2020
Common Stock	(288,970)	1.6506	01/07/2021
Common Stock	(211,030)	1.6448	01/08/2021
Common Stock	(16,700)	1.6527	01/11/2021
Common Stock	(250,000)	1.6823	01/13/2021
Common Stock	(63,398)	1.6965	01/14/2021
Common Stock	(33,945)	1.6593	01/15/2021
Common Stock	(192,673)	1.6713	01/19/2021
Common Stock	(87,841)	1.6728	01/20/2021
Common Stock	(205,023)	1.7282	01/21/2021
Common Stock	(69,764)	1.6463	01/22/2021
Common Stock	(300,000)	1.7992	01/25/2021
Common Stock	(467,954)	1.9841	01/26/2021
Common Stock	(5,104)	1.8852	01/27/2021
Common Stock	(5,104)	1.8852	01/27/2021
Common Stock	(236,946)	1.8072	02/01/2021
Common Stock	(258,645)	1.7870	02/02/2021
Common Stock	(147,595)	1.8038	02/03/2021

WILLIAM C. MARTIN

Common Stock	(10,000)	1.7992	01/25/2021
Common Stock	(7,000)	1.7992	01/25/2021
Common Stock	(25,000)	1.7992	01/25/2021
Common Stock	(8,000)	1.7992	01/25/2021
Common Stock	(100,000)	1.7992	01/25/2021
Common Stock	(50,000)	1.7992	01/25/2021
Common Stock	(12,999)	1.7500	01/25/2021
Common Stock	(900)	1.7600	01/25/2021
Common Stock	(20,000)	1.8000	01/25/2021
Common Stock	(5,580)	1.8100	01/25/2021
Common Stock	(13,817)	1.8200	01/25/2021
Common Stock	(1,400)	1.8300	01/25/2021
Common Stock	(9,904)	1.8400	01/25/2021
Common Stock	(400)	1.8500	01/25/2021
Common Stock	(21,900)	1.8900	01/25/2021
Common Stock	(3,100)	1.9000	01/25/2021
Common Stock	(160,000)	1.9841	01/26/2021
Common Stock	(5,000)	1.9841	01/26/2021
Common Stock	(5,000)	1.9841	01/26/2021
Common Stock	(100,000)	1.9841	01/26/2021
Common Stock	(5,000)	1.9841	01/26/2021
Common Stock	(4,231)	1.9100	01/26/2021
Common Stock	(4,976)	1.9200	01/26/2021
Common Stock	(11,000)	1.9300	01/26/2021
Common Stock	(12,293)	1.9400	01/26/2021
Common Stock	(21,300)	1.9600	01/26/2021
Common Stock	(3,700)	1.9700	01/26/2021
Common Stock	(3,600)	1.9900	01/26/2021
Common Stock	(6,300)	2.0000	01/26/2021
Common Stock	(100)	2.0100	01/26/2021
Common Stock	(4,924)	2.0300	01/26/2021
Common Stock	(7,500)	2.0400	01/26/2021
Common Stock	(15,076)	2.0700	01/26/2021
Common Stock	(10,000)	2.1100	01/26/2021
Common Stock	(7,909)	1.6900	01/27/2021
Common Stock	(27)	1.7000	01/27/2021
Common Stock	(20,000)	1.8200	01/27/2021
Common Stock	(5,000)	1.8400	01/27/2021